AH REALTY TRUST, INC.

222 Central Park Avenue, Suite 1000

Virginia Beach, VA 23462

March 25, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt

Re:	AH Realty Trust, Inc.
Registration Statement on Form S-3
Filed March 19, 2026
File No. 333-294452

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AH Realty Trust, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the registration statement on Form S-3 (File No. 333-294452) (the “Registration Statement”), to 4:05 p.m., Eastern Time, on March 27, 2026, or as soon as practicable thereafter.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling Justin Salon at (202) 887-8785.

Very truly yours,

AH Realty Trust, Inc.

/s/ Shawn J. Tibbetts
Name: Shawn J. Tibbetts
Title: Chief Executive Officer

cc:	Matthew Barnes-Smith, Chief Financial Officer
AH Realty Trust
Justin R. Salon
Andrew P. Campbell
Morrison & Foerster LLP